
March 11, 2016

Mail Stop 4631

<u>Via E-mail</u>
Mr. Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

      Re: **Lennar Corporation**
              Form 10-K for Fiscal Year Ended November 30, 2015
              Filed January 22, 2016
              File No. 1-11749

Dear Mr. Gross:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the fiscal year ended September 30, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24</u>
<u>Results of Operations, page 27</u>

1. We note your discussion and analysis of the change in income tax (benefit) expense for fiscal year ended November 30, 2015 when compared to November 30, 2014. Please expand your disclosures to quantify all the material factors disclosed and provide a more meaningful analysis discussing the reasons behind each and whether the material factors impacting the effective tax rate are expected to have a continuing impact. As an example, we note that your disclosures indicate that the effective tax in 2015 rate included tax benefits for the domestic production activities deduction and energy tax credits which reduced the effective tax rate by 1.92%, however there is no robust discussion explaining the nature of those tax credits and whether they may be expected

to have a continuing impact on the effective tax rate in the future. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3 and 501.12.b.4. of the Financial Reporting Codification for guidance.

Rialto-Investments in Unconsolidated Entities, page 58

2. We note your disclosure that Rialto adopted a Carried Interest Plan which provides participants in the plan an equity interest in a Rialto subsidiary that entitles them to specified percentages of distributions. We further note your disclosure that Rialto recorded $3 million related to the amortization of compensation expense of the plan over the vesting period. In order to better understand the Company's policy in accounting for this plan and given that your Rialto operations are considered a critical accounting estimate, please tell us and expand your disclosures to include a more robust discussion around how the Company is accounting for the compensation expense for the carried interest that the Rialto employees may be entitled to under the plan. In providing your response, please tell us and expand your disclosures to include the following:

- Whether the amount of compensation expense recorded relates to the entire carried interest in the funds or just amounts not subject to clawback, such as the advance distributions to cover taxes;
- The timing of the recognition of compensation expense and how and when the Company determines it has a liability for that compensation expense;
- To the extent the compensation expense relates to the total carried interest, your expanded disclosures should state that the timing of recognition of compensation expense precedes the recognition of any management revenue related to carried interest given the Company's policy to only recognize revenue related to carried interest when collectability is reasonably assured and in effect not subject to clawback; and
- The amount of compensation expense that could be reversed in the future to the extent it is subject to clawback.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, Melissa Rocha, Senior Assistant Chief Accountant, at (202) 551-3854 or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O' Brien
Accounting Branch Chief
Office of Manufacturing and
Construction